EMX Royalty Corporation
Consolidated Financial Statements

Year Ended December 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
EMX Royalty Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of EMX Royalty Corporation (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of loss, cash flows, and shareholders’ equity for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (“COSO”) and our report dated March 12, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of Impairment Indicators or Recoverable Amount of Royalty and Other Property Interests, and of Investment in SLM California

As described in Notes 2, 6 and 7 to the financial statements, the amount of the Company’s investment in SLM California was $61.1 million and royalty and other property interests was $44.7 million as of December 31, 2024. Management assesses whether any indication of impairment exists at the end of each reporting period for each royalty or other property interest and for the investment in SLM California, including assessing whether there are observable indications that the asset’s value has declined during the period. If such an indication exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). Management uses judgment when assessing whether there are indicators of impairment, such as significant changes in future commodity prices, discount rates, operator reserve and resource information, and geological exploration data, which indicates production from royalty interests, or other property interests may not be recoverable.
The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators of royalty and other property interests and for the investment in SLM California is a critical audit matter includes significant judgments by management in assessing whether there were indicators of impairment, including among other items, evaluation of future commodity pricing, discount rates, ore recovery rates, performance projections of underlying mining operations, and publicly available data on exploration results on non-producing properties. There is significant auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence relating to the aforementioned matters.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others:
•evaluating the reasonableness of management’s assessment of indicators of impairment for significant royalty and other property interests, and investment in SLM California;
•evaluation of future commodity pricing;
•assessing fair value model with the assistance of a fair value specialist with respect to the Gediktepe royalty asset estimate of recoverable amount;
•evaluation of the current, past and projected performance of the underlying mining operations; and
•review of publicly available exploration results on non-producing properties.
We have served as the Company’s auditor since 2002.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

March 12, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Directors of
EMX Royalty Corporation
Opinion on Internal Control Over Financial Reporting
We have audited EMX Royalty Corporation’s (the “Company”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s consolidated statements of financial position as of December 31, 2024 and 2023, and the related consolidated statements of loss, cash flows, and shareholders’ equity for the years ended December 31, 2024 and 2023, and the related notes and our report dated March 12, 2025 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Form 40-F. Our responsibility is to express an opinion on the entity’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

March 12, 2025

Consolidated Financial Statements
Expressed in U.S. Dollars ($000s)
Consolidated Statements of Financial Position

	As at December 31,
	2024	2023

Assets

Cash and cash equivalents (Note 3)	$26,773	$20,677
Investments (Note 4)	6,034	6,628
Trade receivables and other assets (Note 5)	13,982	7,743
Total current assets	46,789	35,048

Restricted cash	144	144
Investments (Note 4)	-	3,940
Trade receivables and other assets (Note 5)	2,938	11,207
Investment in SLM California (Note 6)	61,126	58,827
Royalty and other property interests (Note 7)	44,771	48,099
Property and equipment	706	853
Deferred charges	429	450
Total non-current assets	110,114	123,520

Total Assets	$156,903	$158,568

Liabilities

Accounts payable and accrued liabilities	$4,450	$2,818
Advances from joint venture partners (Note 8)	413	994
Derivative liabilities (Note 9)	425	754
Loan payable (Note 10)	-	32,752
Total current liabilities	5,288	37,318

Loan payable (Note 10)	34,550	-
Deferred income tax liability (Note 11)	1,585	815
Total non-current liabilities	36,135	815

Total Liabilities	41,423	38,133

Shareholders' Equity

Capital stock (Note 12)	159,525	160,913
Reserves	18,341	18,620
Deficit	(62,386)	(59,098)
Total Shareholders' Equity	115,480	120,435

Total Liabilities and Shareholders' Equity	$156,903	$158,568
Nature of operations (Note 1)

Approved on behalf of the Board of Directors on March 12, 2025

Signed: "David M Cole"	Director	Signed: "Sunny Lowe"	Director
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements
Expressed in U.S. Dollars ($000s), except per share amounts
Consolidated Statements of Loss

	For the year ended December 31,
	2024	2023

Revenue and Other Income (Note 13)	$27,448	$26,621

Costs and Expenses
General and administrative (Note 14)	7,084	6,045
Royalty generation and project evaluation, net (Note 15)	10,984	10,806
Depletion, depreciation, and direct royalty taxes (Note 7)	6,647	5,246
Share-based payments (Note 16)	1,769	1,577
	26,484	23,674

Income from operations	964	2,947

Gain (loss) on revaluation of investments	4,071	(1,732)
Loss on sale of marketable securities	(2,020)	(73)
Gain on revaluation of derivative liabilities (Note 9)	282	551
Equity income from investment in SLM California (Note 6)	4,329	4,134
Foreign exchange loss	(600)	(1,010)
Loss on settlements and modifications, net (Notes 4 and 10)	(53)	(314)
Gain (loss) on revaluation and provisioning of receivables (Note 5)	8	(2,735)
Finance expense (Note 10)	(3,814)	(5,091)
Other losses (Note 17)	(2,326)	-
Impairment charges (Note 7)	(399)	(70)

Income (loss) before income taxes	442	(3,393)

Deferred income tax recovery (expense) (Note 11)	(770)	282
Income tax expense (Note 11)	(2,960)	(1,522)

Loss for the year	$(3,288)	$(4,633)

Loss per share - basic and diluted	$(0.03)	$(0.04)

Weighted average number of common shares outstanding - basic and diluted	112,558,197	111,154,405

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements
Expressed in U.S. Dollars ($000s)
Consolidated Statements of Cash Flows

	For the year ended December 31,
	2024	2023

Cash flows from operating activities
Loss for the year	$(3,288)	$(4,633)
Items not affecting operating activities:
Interest income	(1,920)	(1,549)
Effect of exchange rate changes on cash and cash equivalents	213	(70)
Items not affecting cash:
Gain (loss) on revaluation of investments	(4,071)	1,732
Equity income from investment in SLM California (Note 6)	(4,329)	(4,134)
Share-based payments (Note 16)	2,346	2,068
Loss (gain) on revaluation and provisioning of receivables (Note 5)	(8)	2,735
Deferred income tax expense (recovery) (Note 11)	770	(282)
Depletion and depreciation (Note 7)	6,528	5,220
Finance expense (Note 10)	3,814	5,091
Shares received pursuant to property agreements	(82)	(2,526)
Other non-cash movements (Note 21)	2,047	(1,191)

Changes in non-cash working capital items (Note 21)	4,798	4,598
Total cash provided by operating activities	6,818	7,059

Cash flows from investing activities
Dividends and other distributions (Note 6)	6,955	7,225
Acquisition of royalty and other property interests, net (Note 7)	(3,500)	(169)
Purchase of investment in SLM California (Note 6)	(4,742)	(3,517)
Proceeds from the sale of preferred shares in Ensero Holdings Inc. (Note 4)	4,500	-
Sale of fair value through profit and loss investments, net	2,431	4,921
Other movements (Note 21)	704	367
Total cash provided by investing activities	6,348	8,827

Cash flows from financing activities
Proceeds from Franco-Nevada loan (Note 10)	35,000	-
Loan repayments (Note 10)	(34,660)	(10,000)
Interest paid (Note 10)	(2,655)	(3,142)
Purchase of common shares returned to treasury	(5,658)	-
Proceeds from exercise of options and settlement of RSUs, net	1,600	1,085
Financing costs	(484)	(60)
Total cash used in financing activities	(6,857)	(12,117)

Effect of exchange rate changes on cash and cash equivalents	(213)	70

Change in cash and cash equivalents	6,096	3,839
Cash and cash equivalents, beginning	20,677	16,838

Cash and cash equivalents, ending	$26,773	$20,677

Supplemental disclosure with respect to cash flows (Note 21)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements
Expressed in U.S. Dollars ($000s), except per share amounts
Consolidated Statements of Shareholders' Equity

	Number of common shares	Capital stock	Reserves	Deficit	Total

Balance as at December 31, 2022	110,664,190	$193,006	$11,753	$(81,558)	$123,201
Shares issued for exercise of stock options	1,314,000	2,037	(754)	-	1,283
RSUs issued	255,850	1,001	(1,199)	-	(198)
Share-based payments	-	-	2,068	-	2,068
Reclass of warrants to derivative liability	-	-	(1,286)	-	(1,286)
Effect of functional currency change	-	(35,131)	8,038	27,093	-
Loss for the year	-	-	-	(4,633)	(4,633)

Balance as at December 31, 2023	112,234,040	$160,913	$18,620	$(59,098)	$120,435
Shares issued for exercise of stock options	1,372,000	2,690	(968)	-	1,722
RSUs issued	164,500	1,535	(1,657)	-	(122)
Share-based payments	-	-	2,346	-	2,346
Common shares returned to treasury	(3,520,208)	(5,658)	-	-	(5,658)
Shares issued for royalty	30,000	45	-	-	45
Loss for the year	-	-	-	(3,288)	(3,288)

Balance as at December 31, 2024	110,280,332	$159,525	$18,341	$(62,386)	$115,480

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 1 - Nature of Operations
EMX Royalty Corporation (the "Company" or "EMX"), together with its subsidiaries is in the business of acquisition and management of royalties, strategic investments, and organically generating royalties derived from a portfolio of mineral property interests. The Company's royalty and exploration portfolio mainly consists of properties in North America, Türkiye, Europe, Australia, and Latin America. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V"), and the NYSE American under the symbol of "EMX", and also trade on the Frankfurt Stock Exchange under the symbol "6E9". The Company's head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.
These consolidated financial statements have been prepared using IFRS Accounting Standards ("IFRS") applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.
These consolidated financial statements of the Company are presented in United States Dollars ("USD" or "US$"), unless otherwise noted, which is the functional currency of the parent company and its subsidiaries.

Note 2 - Statement of Compliance and Summary of Material Accounting Policies
Statement of Compliance
These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.
These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.
Reclassification
Certain comparative figures have been reclassified to conform to the current year presentation.
Summary of Material Accounting Policies
(a)Basis of consolidation
The consolidated financial statements comprise the accounts of EMX Royalty Corporation, the parent company, and its controlled subsidiaries, after the elimination of all significant intercompany balances and transactions.
(i)Subsidiaries
Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	10

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 2 - Statement of Compliance and Summary of Material Accounting Policies (continued)
The Company's principal operating subsidiaries are as follows:

Name	Place of Incorporation	Ownership Percentage
Bullion Monarch Mining, Inc	Utah, USA	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
Eurasia Madencilik Ltd. Sirketi	Türkiye	100%
Eurasian Royalty Madencilik Anonim Sirketi	Türkiye	100%
EMX Morocco Corp.	Morocco	100%
EMX Scandinavia AB	Sweden	100%
Viad Royalties AB	Sweden	100%
EMX Chile SpA	Chile	100%
Minera Tercero SpA	Chile	50%
(b)Functional and presentation currency
The functional currency is the currency of the primary economic environment in which the entity operates. On January 1, 2023, the functional currency of the Company and its subsidiaries was reassessed as a result of a change in underlying transactions, events and conditions. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates. The change in functional currency to the US dollar was accounted for on a prospective basis, with no impact on prior year comparative information.
(i)Translation of transactions and balances
Non-monetary foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are re-measured at the rate of exchange at each financial position date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.
On translation of the entities whose functional currency is other than the US dollar, revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Assets and liabilities are translated at the rate of exchange at the reporting date. Exchange gains and losses, including results of re-translation, are recorded in the foreign currency translation reserve.
(c)Revenue recognition
Revenue is comprised of revenue earned in the period from contracts with customers under each of its royalty interests. The Company has determined that each unit of a commodity that is delivered to a customer under a royalty interest is a performance obligation. In accordance with IFRS 15, the Company recognizes revenue to depict the transfer of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.
Revenue recognition for royalty interests occurs when control of the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	11

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 2 - Statement of Compliance and Summary of Material Accounting Policies (continued)
(d)Financial instruments
The Company's financial instruments consist of cash and cash equivalents, restricted cash, current and non-current investments, trade receivables, reclamation bonds, accounts payable and accrued liabilities, advances from joint venture partners, derivative liabilities and loans payable. All financial instruments are initially recorded at fair value and designated as follows:
Cash and cash equivalents, restricted cash, trade receivables, loan receivable, reclamation bonds and certain investments are classified as financial assets at amortized cost. Accounts payable and accrued liabilities, advances from joint venture partners and loans payable are classified as financial liabilities at amortized cost. Both financial assets at amortized cost and financial liabilities at amortized cost are measured at amortized cost using the effective interest method.
Derivative liabilities and investments in common shares and warrants are classified as fair value through profit or loss ("FVTPL"). These common shares and warrants are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized in profit or loss under the classification of change in fair value of fair value through profit or loss assets. Common shares are accounted for at the settlement date.
Transaction costs on initial recognition of financial instruments classified as FVTPL are expensed as incurred. Transaction costs incurred on initial recognition of financial instruments classified as amortized cost are recognized at their fair value amount and offset against the related asset or liability. Financial assets are derecognized when the contractual rights to the cash flows from the asset expire.
Financial liabilities are derecognized only when the Company's obligations are discharged, cancelled or they expire. On derecognition, the difference between the carrying amount (measured at the date of derecognition) and the consideration received (including any new asset obtained less any new liability obtained) is recognized in profit or loss.
(e)Impairment of financial assets
The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with its assets carried at amortized cost, including certain private company investments. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as the reporting date, with the risk of default as at the date of initial recognition, based on all information available, and reasonable and supportive forward-looking information.
(f)Investments in associated entities and joint ventures
A joint venture is an entity over which the Company has joint control through a joint arrangement that requires the unanimous consent of the parties sharing control, and whereby the joint arrangement does not confer a right to the assets or an obligation for the liabilities of the entity.
An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint operation. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.
The Company accounts for its long-term investments in affiliated companies over which it has significant influence using the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company's share of earnings or losses and reduced by dividends received.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	12

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 2 - Statement of Compliance and Summary of Material Accounting Policies (continued)
The Company assesses its equity investments for impairment if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the equity investment and that the event or events have an impact on the estimated future cash flow of the investment that can be reliably estimated. Objective evidence of impairment of equity investments includes:
•Significant financial difficulty of the associated companies;
•Becoming probable that the associated companies will enter bankruptcy or other financial reorganization; or
•National or local economic conditions that correlate with defaults of the associated companies.
(g)Other property interests and royalty generation expenditures
Acquisition costs for property interests, net of recoveries, are capitalized on a property-by-property basis. Acquisition costs include cash consideration and the value of common shares, issued for property interests pursuant to the terms of the agreement. Royalty generation expenditures, net of recoveries, are charged to profit or loss as incurred. After a property is determined by management to be commercially feasible, an impairment test is conducted and subsequent development expenditures on the property will be capitalized.
When there is little prospect of further work on a property being carried out by the Company or its partners, when a property is abandoned, or when the capitalized costs are no longer considered recoverable, the related property costs are written down to management's estimate of their net recoverable amount. The costs related to a property from which there is production, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method.
A property interest acquired under an option agreement, where payments are made at the sole discretion of the Company, is capitalized at the time of payment. Option payments received are treated as a reduction of the carrying value of the related acquisition cost for the mineral property until the payments are in excess of acquisition costs, at which time they are then credited to profit or loss. Option payments are at the discretion of the optionee and, accordingly, are accounted for when receipt is reasonably assure.
(h)Royalty interests
Royalty interests consist of acquired royalty interests pursuant to purchase agreements. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.
On acquisition of a royalty interest, an allocation of its cost is attributed to the exploration potential of the interest and is recorded as an asset on the acquisition date. The value of the exploration potential is accounted for in accordance with IFRS 6, Exploration and Evaluation of Mineral Resources and is not depleted until such time as the technical feasibility and commercial viability have been established at which point the value of the asset is accounted for in accordance with IAS 16, Property, Plant and Equipment.
Acquisition costs of production stage royalty interests are depleted using the units of production method over the life of the related mineral property, which is calculated using estimated reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no estimated reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to estimated reserves, the cost basis is amortized over the remaining life of the mineral property, using the estimated reserves. The carrying values of exploration stage mineral interests are evaluated for impairment at such time as information becomes available indicating that production will not occur in the future.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	13

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 2 - Statement of Compliance and Summary of Material Accounting Policies (continued)
(i)Property and equipment
Property and equipment is recorded at cost. Buildings are depreciated using a 5 year straight line method. Equipment is depreciated using a 5 year straight line method or by using the declining balance method at a rate of 20% per annum. Depreciation on equipment used directly on exploration projects is included in exploration expenditures for that mineral property.
(j)Decommissioning liabilities
Decommissioning liabilities are recognized for the expected obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. A decommissioning liability is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with a corresponding decommissioning cost recognized by increasing the carrying amount of the related long-lived asset. The decommissioning cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to profit or loss, to its estimated future value.
(k)Environmental disturbance restoration
During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset and are referred to as environmental disturbance restoration provisions. The costs associated with these provisions are accrued and charged to profit or loss in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to these provisions due to changes in estimates are also charged to profit or loss in the period of adjustment. These costs are not capitalized as part of the long-lived assets' carrying value.
(l)Impairment of assets
Events or changes in circumstances can give rise to significant impairment charges or reversals of impairment in a particular year. The Company assesses its cash generating units each period to determine whether any indication of impairment exists. Where an indicator of impairment exists, an estimate of the recoverable amount is made, which is the higher of the fair value less costs to sell and value in use. The determination of the recoverable amount for value in use requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and future operating performance. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties.
(m)Cash and cash equivalents
Cash and cash equivalents include cash on hand, bank deposits, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash.
(n)Share-based payments
Share-based payments include option granted to directors, employees and non-employees. The Company accounts for share-based compensation using a fair value based method with respect to all share-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options and stock are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. For directors, employees and non-employees, the fair value of the options is accrued and charged to profit or loss, with the offsetting credit to share based payment reserve for options over the vesting period. If and when the stock options are exercised, the applicable amounts are transferred from share-based payment reserve to capital stock. Option based compensation awards are calculated using the Black-Scholes option pricing model.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	14

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 2 - Statement of Compliance and Summary of Material Accounting Policies (continued)
The Company has granted certain employees and non-employees restricted share units ("RSUs") to be settled in common shares of the Company. The fair value of the estimated number of RSUs that will eventually vest, determined at the date of grant, is recognized as share-based compensation expense over the vesting period, with a corresponding amount recorded as reserves. The fair value of the RSUs is estimated using the market value of the underlying common shares as well as assumptions related to the market and non-market conditions at the grant date.
(o)Income taxes
Income tax expense consists of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax is calculated providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.
Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income nor loss. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.
Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
(p)Income (loss) per share
The Company presents basic earnings (loss) per share data for its common shares, calculated by dividing the income (loss) attributable to equity holders of the Company by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated by adjusting the earnings attributable to equity holders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares. The calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In periods where a loss is reported, diluted loss per share is the same as basic loss per share as the effects of potentially dilutive common shares would be anti-dilutive.
Existing stock options and share purchase warrants are not included in the earnings (loss) per share computation of diluted earnings (loss) per share if inclusion would be anti-dilutive. For the years in which the inclusion of stock options and warrants would be anti-dilutive, the basic and diluted losses per share are the same.
(q)Valuation of equity units issued in private placements
The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.
The fair value of the common shares issued in private placements is determined to be the more easily measurable component and are valued at their fair value, as determined by the closing quoted price on the day prior to the issuance date. The balance, if any, is allocated to the attached warrants.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	15

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 2 - Statement of Compliance and Summary of Material Accounting Policies (continued)
(r)Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the Chief Executive Officer.
Critical Accounting Judgments and Significant Estimates and Uncertainties
The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.
The Company has identified the following significant judgments, and estimates where assumptions made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.
(a)Royalty interests and related depletion
In accordance with the Company's accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, the proportion of areas subject to royalty rights, commodity prices (considering current and historical prices, price trends and related factors), reserves and discount rates. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.
The Company’s revenue generating royalty interests are depleted using the unit of production method over the estimated life of the related mineral property. The estimated life of the related mineral property requires the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.
(b)Other property interests
Recorded costs of other property interests are not intended to reflect present or future values of other property interests. Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property interests are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property interests. Internal sources of information that management considers include the manner in which other property interests are being used or are expected to be used and indications of economic performance of the assets. The recorded costs are therefore subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	16

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 2 - Statement of Compliance and Summary of Material Accounting Policies (continued)
(c)Taxation
The Company's accounting policy for taxation requires management's judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the statement of financial position and their related measurement.
Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected offsetting tax losses are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management's estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions.
These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.
(d)Valuation of investments in private entities
The Company values its investments in private entities at either amortized cost or fair value at each reporting date. Private company investments measured at amortized cost are assessed for expected credit losses at each reporting period. When the fair values of these financial instruments cannot be measured based upon quoted prices in active markets, their fair value is based on estimates made by management using valuation techniques. The inputs to these valuation models are taken from observable market data where possible, including concurrent third party investments, but where this is not feasible, a degree of judgement is required in establishing fair value. Changes in assumptions related to these inputs could affect the reported fair value of the financial instruments.
Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not limited to, the following:
(i)Functional Currencies
The functional currency of each of the Company's subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions, which determined the primary economic environment.
(ii)Classification of investments as subsidiaries, joint ventures, associated companies and portfolio investments
Classification of investments requires judgement as to whether the Company controls, has joint control of or significant influence over the strategic financial and operating decisions relating to the activity of the investee. In assessing the level of control or influence that the Company has over an investment, management considers ownership percentages, board representation as well as other relevant provisions in shareholder agreements. If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the investor holds less than 20% of the voting power of the investee, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	17

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 2 - Statement of Compliance and Summary of Material Accounting Policies (continued)
New Accounting Policies
Certain pronouncements have been issued by the International Accounting Standards Board or the International Financial Reporting Interpretations Committee that are effective for accounting periods beginning on or after January 1, 2025. The Company has reviewed these updates and the amendment that is applicable to the Company is discussed below:
IFRS 18 Presentation and Disclosure in Financial Statements
IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statement aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact of the new standard.

Note 3 - Cash and Cash Equivalents
At December 31, 2024 and 2023, the Company had the following cash and cash equivalents:

	As at December 31,
	2024	2023
Cash	$26,266	$20,100
Demand deposits	507	577
Total cash and cash equivalents	$26,773	$20,677
The Company had demand deposits of $507 (December 31, 2023 - $577) held by wholly-owned subsidiaries of the Company, which the full amount is for use and credit to the Company's exploration venture partners in the USA, Sweden, Norway, and Finland pursuant to expenditure requirements for ongoing property agreements.

Note 4 - Investments
At December 31, 2024 and 2023, the Company had the following investments:

	As at December 31,
	2024	2023
Marketable securities	$2,040	$4,001
Warrants	182	195
Private company investments	3,812	6,372
Total Investments	6,034	10,568
Less: current portion	(6,034)	(6,628)
Non-current portion	$-	$3,940
The Company also receives investments as proceeds related to various property agreements and may sell its holdings to the market where appropriate. During the year ended December 31, 2024 the Company realized $7,262 (2023 - $5,174) in proceeds from sales of investments, of which $1,078 was received for the sale of Ensero Holdings Inc. common shares and $4,500 received for sale of the Ensero Holdings Inc. preferred shares. The Company recognized a realized gain on the sale of Ensero Holdings Inc. common shares of $907 and a $730 settlement gain on the sale of the preferred shares.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	18

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 5 - Trade Receivables and Other Assets
The Company's trade receivables and other assets are primarily related to royalty revenue receivable, deferred compensation and milestone payments, refundable taxes and VAT recoverable from government taxation authorities, recoveries of royalty generation costs from project partners, prepaid expenses and reclamation bonds.
As at December 31, 2024 and 2023, trade receivables and other assets were as follows:

	As at December 31,
	2024	2023
Royalty revenue receivable	$5,919	$4,028
Refundable taxes	254	1,093
Recoverable royalty generation expenditures and advances	815	894
Deferred compensation	9,251	11,572
Reclamation bonds	250	295
Prepaid expenses, deposits and other	431	1,068
Total receivables and other assets	16,920	18,950
Less: current portion	(13,982)	(7,743)
Non-current portion	$2,938	$11,207
Non-current trade receivables and other assets are comprised the deferred payments from Aftermath Silver Ltd. ("Aftermath") expected to be collected after 12 months, and reclamation bonds held as security towards future royalty generation work and the related future potential cost of reclamation of the Company's land and unproven mineral interests.
As at December 31, 2023, the Company recognized a provision of $2,464 against the remaining VAT balance paid in connection with acquisition of the Gediktepe royalty.
The following table summarizes the changes in deferred compensation receivable during the years ended December 31, 2024 and 2023:

	Aftermath	AbraSilver Resource Corp.	Scout Discoveries Corp.	Total
Balance as at December 31, 2022	$6,963	$5,253	$-	$12,216
Consideration for sale of Scout Drilling LLC	-	-	621	621
Gain on receivable modification	(2)	-	-	(2)
Interest accretion	581	617	89	1,287
Amount received	(2,500)	-	(50)	(2,550)
Balance as at December 31, 2023	5,042	5,870	660	11,572
Interest accretion	539	692	90	1,321
Amount received	(2,900)	-	(1,050)	(3,950)
Gain on sale of subsidiary	-	-	300	300
Gain on receivable modification	8	-	-	8
Balance as at December 31, 2024	2,689	6,562	-	9,251
Less: current portion	-	(6,562)	-	(6,562)
Non-current portion	$2,689	$-	$-	$2,689

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	19

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 5 - Trade Receivables and Other Assets (continued)
On May 31, 2023, six months earlier than scheduled, the Company received $2,500 from Aftermath. On July 12, 2023, the Company entered into an agreement to amend the terms of the deferred payments with Aftermath. Under the terms of the amendment, the Company agreed to extend the due date of the next scheduled payment of $3,000 from November 30, 2024 to May 15, 2025. On December 27, 2024 the Company agreed to further amend the terms of the deferred payments with EMX agreeing to waive the $3,000 cash payment due on or before May 15, 2025 in exchange for payment of $2,900 or before December 31, 2024 (received). Under the terms of the amended agreement, EMX also agreed to waive Aftermath's obligation to complete a Pre-Feasibility Study in exchange for a final early repayment of $3,250 on or before May 23, 2025. Should Aftermath be unable to deliver the final payment on or before May 23, 2025, Aftermath's obligation to complete a Pre-Feasibility Study shall remain in effect.
On July 31, 2023, the Company completed the sale of its subsidiary Scout Drilling LLC, in conjunction with the sale of certain mineral properties, to Scout Discoveries Corp. ("Scout") for the following consideration:
•Equity ownership in Scout totaling 19.9% with anti-dilution rights up to $5,000 in total capital raised.
•24 monthly payments of $10 commencing on August 1, 2023.
•Payment of $500 due on July 31, 2024.
•Payment of $1,000 less the amount paid in monthly payments due on July 31, 2025 for a total consideration of $1,500 for Scout Drilling LLC.
•Scout can purchase Scout Drilling LLC for a total of $1,100 if paid within the first year.
•Annual advanced royalty ("AARs") payment of $10 per mineral property, which escalates by $10 each year. The total amount of AARs, per mineral property, is capped at $75 per year.
As a result of the sale of Scout Drilling LLC, the Company recognized a deferred compensation balance of $621.
During the year ended December 31, 2024, Scout exercised its early repayment option to settle the amount owed to the Company for the acquisition of former subsidiary, Scout Drilling LLC.
As at December 31, 2024, the Company has no material reclamation obligations. Once reclamation of the properties is complete, the bonds will be returned to the Company.
The carrying amounts of the Company's trade receivables and other assets are predominantly denominated in US Dollars. There are no other currencies with which the carrying amounts are material.

Note 6 - Investment in SLM California
Caserones
In August 2021, the Company entered into an agreement to acquire an effective 0.418% Net Smelter Return ("NSR") royalty on the operating Caserones mine in northern Chile for $34,100 in cash. To purchase the Caserones royalty and for purposes of distributing payments received from the royalty interest, the Company formed a 50%-50% joint venture, Minera Tercero SpA ("Tercero") with Elemental Altus Royalties Corp. which is accounted for in accordance with IFRS 11 Joint Arrangements.
Tercero was used to purchase a 43% interest in Sociedad Legal Minera California Una de la Sierra Pena Negra ("SLM California") through a share purchase agreement for $68,200. SLM California has a right to 67.5% of the 2.88% Caserones NSR royalty. SLM California's sole purpose is to administer the company, pay Chilean taxes and distribute its royalty proceeds to the shareholders, including Tercero. The 50% interest in Tercero provides EMX with the right to an effective 0.418% NSR royalty interest.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	20

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 6 - Investment in SLM California (continued)
During the year ended December 31, 2023, the Company increased its effective NSR royalty interest to 0.7775% by acquiring an additional 2.26% interest in SLM California for $3,517 through its wholly-owned subsidiary EMX Chile SpA.
During the year ended December 31, 2024, the Company acquired an additional 2.737% interest in SLM California for cash consideration of $4,742, bringing the Company's total ownership interest to 42.7% and increasing the Company's effective royalty interest in the Caserones property to 0.8306%.
The Company through its Tercero and EMX Chile SpA combined interests does not control operational decisions and is eligible to appoint a director to serve on the Board of SLM California. The Company's judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.
The following table summarizes the changes in the carrying amount of the Company's investment in SLM California:

	For the year ended December 31,
	2024	2023
Opening Balance	$58,827	$58,189
Capital Investment	4,742	3,517
Company's share of net income of SLM California	4,329	4,134
Distributions	(6,772)	(7,013)
Ending Balance	$61,126	$58,827
Summarized financial information for the Company's investment in SLM California and reflecting adjustments made by the Company, including adjustments made at the time of acquisition is as follows:

	For the year ended December 31,
	2024	2023
Royalty Revenue	$21,678	$26,024
Net income	10,131	10,338
The Company's ownership %	42.7	40.0
Company's share of net income of SLM California	$4,329	$4,134
During the year ended December 31, 2024, the Company’s share of the royalty revenue in SLM California totaled $9,263 (2023 – $10,407).

	For the year ended December 31,
	2024	2023
Total assets	$10,994	$11,252
Total liabilities	(5,870)	(6,709)
Net assets	5,124	4,543
The Company's ownership %	42.7	40.0
Acquisition fair value and other adjustments	58,937	57,010
Carrying amount of investment in SLM California	$61,126	$58,827

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	21

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 7 - Royalty and Other Property Interests
As at and for the year ended December 31, 2024:

	Country	December 31, 2023	Net Additions (Recoveries)	Depletion	Impairment	December 31, 2024	Historical cost	Accumulated depletion and other**
Royalty Interests
Gediktepe	Türkiye	$29,901	$-	$(5,942)	$-	$23,959	$43,746	$(19,787)
Diablillos	Argentina	6,582	-	-	-	6,582	7,224	(642)
Leeville	USA	4,141	-	(424)	-	3,717	38,869	(35,152)
Chapi	Peru	-	3,404	-	-	3,404	3,404	-
Berenguela	Peru	1,828	-	-	-	1,828	2,006	(178)
Tartan Lake	Canada	914	-	-	-	914	1,003	(89)
Revelo Portfolio	Chile	401	(52)	-	-	349	401	(52)
Timok	Serbia	141	-	(2)	-	139	195	(56)
Other*	Various	2,308	(165)	-	(336)	1,807	2,216	(409)
		46,216	3,187	(6,368)	(336)	42,699	99,064	(56,365)
Other Property Interests
Perry Portfolio	Canada	498	(90)	-	(63)	345	2,199	(1,854)
Revelo Portfolio	Chile	709	52	-	-	761	761	-
Other*	Various	676	290	-	-	966	3,324	(2,358)
		1,883	252	-	(63)	2,072	6,284	(4,212)
Total		$48,099	$3,439	$(6,368)	$(399)	$44,771	$105,348	$(60,577)
* Included in other are various royalty and other property interests held in Serbia, Finland, Sweden, Argentina, Chile, Mexico, Canada and the USA.
** Includes previously recognized recoveries, impairment charges and translation adjustments.
As at and for the year ended December 31, 2023:

	Country	December 31, 2022	Net Additions (Recoveries)	Depletion	Impairment	December 31, 2023	Historical cost	Accumulated depletion and other**
Royalty Interests
Gediktepe	Türkiye	$34,528	$-	$(4,627)	$-	$29,901	$43,746	$(13,845)
Diablillos	Argentina	6,582	-	-	-	6,582	7,224	(642)
Leeville	USA	4,546	-	(405)	-	4,141	38,869	(34,728)
Berenguela	Peru	1,828	-	-	-	1,828	2,006	(178)
Tartan Lake	Canada	914	-	-	-	914	1,003	(89)
Revelo Portfolio	Chile	1,137	(709)	-	(27)	401	453	(52)
Timok	Serbia	148	-	(7)	-	141	195	(54)
Other*	Various	2,008	300	-	-	2,308	2,381	(73)
		51,691	(409)	(5,039)	(27)	46,216	95,877	(49,661)
Other Property Interests
Perry Portfolio	Canada	741	(200)	-	(43)	498	2,199	(1,701)
Revelo Portfolio	Chile	-	709	-	-	709	709	-
Other*	Various	993	(317)	-	-	676	3,324	(2,648)
		1,734	192	-	(43)	1,883	6,232	(4,349)
Total		$53,425	$(217)	$(5,039)	$(70)	$48,099	$102,109	$(54,010)
* Included in other are various royalty and other property interests held in Serbia, Finland, Sweden, Argentina, Chile, Mexico, Canada and the USA.
** Includes previously recognized recoveries, impairment charges and translation adjustments.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	22

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 7 - Royalty and Other Property Interests (continued)
Royalty Interests
Timok Royalty
EMX’s Timok royalty is located in the Bor Mining District of Serbia and covers the Cukaru Peki copper-gold deposit. On September 1, 2023 the Company executed an amended and restated royalty agreement for its Timok royalty property with Zinjin Mining Group Ltd ("Zijin"). The Company and Zijin agreed that the Timok royalty will consist of a 0.3625% NSR royalty that is uncapped and cannot be repurchased or reduced.
Gediktepe Royalty
The Company holds two royalties at Gediktepe in Türkiye, which include: (i) a perpetual 10% NSR royalty over metals produced from the oxide zone after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the sulfide zone, payable after cumulative production of 25,000 gold-equivalent sulfide ounces. Upon achievement of production of 25,000 gold-equivalent sulfide ounces a $3,000 milestone payment will become payable, with a second $3,000 milestone payment becoming payable on the first anniversary of the sulfide production milestone.
Leeville Royalty
The Company holds a 1% gross smelter return royalty on portions of West Leeville, Carlin East, Four Corners, Turf and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada. The Leeville royalty property is included in the Nevada Gold Mines LLC and Barrick-Newmont Nevada joint venture. Royalty income from the Leeville mine incurs a 5% direct gold tax.
Balya Royalty
The Company holds a 4% NSR royalty on the Balya property, that is uncapped and is not subject to a buy back agreement. The Balya royalty property is operated by Esan Eczacibaşi Endüstriyel Hammaddeler San. Ve Tic. A.Ş., a private Turkish company.
Gold Bar South Royalty
The Company holds a 1% NSR royalty in the Gold Bar South royalty property, operated by McEwen Mining Inc. ("McEwen"), which covers a gold deposit situated southeast of McEwen's Gold Bar open pit mining operation in north-central Nevada.
Chapi Royalty
During the year ended December 31, 2024, the Company acquired a 1% NSR royalty in the Chapi copper mine located in southern Peru from a subsidiary of Quilla Resources Inc. Subsequent to year end, the Company increased the NSR royalty to 2% for additional consideration of $7,000.

Note 8 - Advances from Joint Venture Partners
Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. As at December 31, 2024 and 2023, the Company's advances from joint venture partners consist of the following:

	As at December 31,
	2024	2023
U.S.A.	$413	$975
Sweden and Norway	-	19
Total	$413	$994

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	23

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 9 - Derivative Liabilities
As a result of the functional currency change of the Company's reporting entity from Canadian dollars to US dollars on January 1, 2023, the Company reclassified $1,286 of reserves related to warrants previously issued and priced in Canadian dollars, as a derivative liability. Upon reclassification, the Company recognized a loss of $589 on the revaluation of derivative liabilities.
As at December 31, 2024, the fair value of derivative liabilities was $425 (2023 - $754). During the year ended December 31, 2024, the Company recognized a gain of $282 (2023 - $551) on the revaluation of derivative liabilities. The fair values of derivative liabilities were estimated using the Black-Scholes pricing model with weighted average assumptions as follows:

	As at December 31,
	2024	2023
Risk free interest rate (%)	2.92	3.67
Expected life (years)	2.28	3.29
Expected volatility (%)	35.97	42.80
Dividend yield (%)	-	-
During the years ended December 31, 2024 and 2023, the change in warrants outstanding was as follows:

	Number	Weighted Average Exercise Price (C$)
Balance as at December 31, 2022	7,062,119	$4.47
Expired	(3,249,998)	4.50
Balance as at December 31, 2023 and 2024	3,812,121	$4.45
The following table summarizes information about the warrants which were outstanding as at December 31, 2024:

Date Issued	Number of Warrants	Exercisable	Exercise Price (C$)	Expiry Date
April 14, 2022	3,812,121	3,812,121	$4.45	April 14, 2027
Total	3,812,121	3,812,121

Note 10 - Loan Payable
Franco-Nevada Credit Facility
In August 2024, the Company entered into a $35,000 credit agreement with Franco-Nevada Corp. ("Franco") with a maturity date of July 1, 2029 ("the "Franco-Nevada Credit Facility"). Depending on the Company's net debt to adjusted EBITDA ratio, the principal balance of the facility is subject to interest at the Secured Overnight Financing Rate ("SOFR") plus 3.00% to 4.25% per annum.
The loan is secured by a general security agreement over the assets of EMX and share pledges by EMX and certain of its subsidiaries or other equity interests, with Franco retaining the ability, at any time, to designate certain material subsidiaries of the Company to be guarantors of the loan and provide similar security. Certain covenants under the credit agreement, including restrictions on incurring indebtedness and encumbrances, shall apply to the Company and its subsidiaries.
Upon closing, the Company used the proceeds of the loan to repay the outstanding balance of the Sprott Credit Facility (as defined below) and for general working capital purposes.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	24

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 10 - Loan Payable (continued)
Sprott Credit Facility
In August 2021, the Company entered into a credit facility with Sprott for $44,000 (the "Sprott Credit Facility") with a maturity date of July 31, 2022. The credit facility carried an annual interest rate of 7%, payable monthly and the Company was required to maintain $1,500 in funds held as a minimum cash balance under the agreement. The Sprott Credit Facility included a general security agreement over select assets of EMX.
In January 2022, for a fee of 1.5% of the outstanding loan balance or $660 to be paid on maturity, the Company entered into an amended agreement to extend the term of the Sprott Credit Facility to December 31, 2024.
In December 2023, the Company made an early repayment of $10,000 towards the Sprott Credit Facility leaving principal of $34,660 remaining. As a result of the repayment of the Sprott Credit Facility, the Company applied the non-substantial modification treatment in accordance with IFRS 9 Financial Instruments by restating the liability to the present value of revised cash flows discounted at the revised effective interest rate from the initial debt modification in 2022, with an adjustment to profit or loss. As a result, the Company recognized a loss on modification of $314 and a revised effective interest rate of 12.98%.
In August 2024, the Company settled the Sprott Credit Facility in full and no continuing obligations exist under the agreement.
The following table summarizes the Company's loans payable as at December 31, 2024 and changes during the year then ended:

	Sprott Credit Facility	Franco-Nevada Credit Facility	Total
Balance as at December 31, 2022	$40,489	$-	$40,489
Loss on debt modification	314	-	314
Interest accretion	5,091	-	5,091
Repayment	(10,000)	-	(10,000)
Interest paid	(3,142)	-	(3,142)
Balance as at December 31, 2023	32,752	-	32,752
Interest accretion	2,624	1,190	3,814
Interest paid	(1,496)	(1,159)	(2,655)
Repayment of facility	(34,660)	-	(34,660)
Loss on debt settlement	783	-	783
Proceeds from credit facility	-	35,000	35,000
Financing costs	(3)	(481)	(484)
Balance as at December 31, 2024	$-	$34,550	$34,550
During the year ended December 31, 2024, the Company recognized an interest expense of $3,814 (2023 - $5,091) on the loans which was included in finance expense.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	25

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 11 - Income Taxes
Deferred Income Tax Liability
The tax effects of temporary differences between amounts recorded in the Company's accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax liabilities as follows:

	As at December 31,
	2024	2023
Royalty interest	$(7,709)	$(14,162)
Tax loss carryforwards	5,675	12,504
Other	449	843
Total Liability	$(1,585)	$(815)
As at December 31, 2024 and 2023, no deferred tax assets were recognized on the following temporary differences as it was not probable that sufficient future taxable profit will be available to realize such assets:

	As at December 31,
	2024	2023	Expiry Date Range
Non-capital loss carryforwards	$11,361	$9,729	2026-2044
Capital loss carryforwards	11,135	2,295	No expiry
Exploration and evaluation assets	11,925	11,733	No expiry
Other	36,092	24,070	No expiry
Income Tax Expense

	For the year ended December 31,
	2024	2023
Current tax expense	$2,960	$1,522
Deferred tax expense (recovery)	770	(282)
Total	$3,730	$1,240

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	26

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 11 - Income Taxes (continued)
The provision for income taxes differs from the amount calculated using Canadian federal and provincial statutory income tax rates is as follows:

	For the year ended December 31,
	2024	2023
Net loss before taxes	$442	$(3,393)
Statutory tax rate (%)	27	27
Expected income tax (recovery)	$119	$(916)
Impact of inflationary adjustments	(1,836)	(5,393)
Non-deductible other losses	574	-
Non-deductible expenses arising from thin-capitalization	-	4,181
Differences in foreign statutory tax rates	(99)	975
Permanent differences	682	895
Change in unrecognized deductible temporary differences and other	4,001	1,289
Withholding taxes	236	244
Foreign exchange	53	(35)
Total	$3,730	$1,240
On December 31, 2023, legislative changes became effective in Türkiye for hyperinflation tax accounting for the year ended December 31, 2023. The changes did not have a material impact on the Company's current and deferred tax balances.
The Company operates in multiple jurisdictions with complex tax laws and regulations which are evolving over time. The Company has taken certain tax positions in its tax filings and these filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax may differ significantly from that estimated and recorded by management.

Note 12 - Shareholders' Equity
Authorized
As at December 31, 2024, the authorized share capital of the Company was an unlimited number of common shares without par value.
Common Shares
During the year ended December 31, 2024, the Company:
•Issued 1,372,000 common shares for gross proceeds of $1,722 pursuant to the exercise of stock options.
•Issued 164,500 common shares with a value of $1,535 pursuant to a restricted share unit plan with executives and management of the Company.
•Issued 30,000 common shares valued at $45 related to the acquisition of a royalty in Finland.
•Repurchased and cancelled 3,520,208 common shares, pursuant to the Company's Normal Course Issuer Bid ("NCIB") at a cost of $5,658.
During the year ended December 31, 2023, the Company:
•Issued 1,314,000 common shares for gross proceeds of $1,283 pursuant to the exercise of stock options.
•Issued 255,850 common shares with a value of $1,001 pursuant to a restricted share unit plan with executives and management of the Company.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	27

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 12 - Shareholders' Equity (continued)
Stock Options
The Company adopted a stock option plan (the "Plan") pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the Plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the Plan.
During the years ended December 31, 2024 and 2023, the change in stock options outstanding was as follows:

	Number	Weighted Average Exercise Price (C$)
Balance as at December 31, 2022	7,849,000	$2.53
Granted	1,464,000	2.55
Exercised	(1,314,000)	1.31
Forfeited	(164,500)	3.29
Balance as at December 31, 2023	7,834,500	$2.72
Granted	1,511,400	2.47
Exercised	(1,372,000)	1.72
Forfeited	(359,000)	2.94
Balance as at December 31, 2024	7,614,900	$2.85
The following table summarizes information about the stock options which were outstanding and exercisable at December 31, 2024:

	Outstanding			Exercisable
Exercise prices (C$)	Number of Options	Weighted average exercise price (C$)	Weighted average remaining life (years)	Number of Options	Weighted average exercise price (C$)	Weighted average remaining life (years)
2.22 - 2.62	6,026,900	2.54	2.74	6,019,400	2.54	2.74
3.50 - 4.28	1,588,000	3.98	1.42	1,588,000	3.98	1.42
Total	7,614,900	2.85	2.46	7,607,400	2.84	2.46
The weighted average remaining useful life of exercisable stock options is 2.46 years (December 31, 2023 - 2.54 years).
The weighted average fair value of the stock options granted during the year ended December 31, 2024 was C$1.09 (2023 - C$1.15) per stock option. The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	As at December 31,
	2024	2023
Risk free interest rate (%)	3.33	3.96
Expected life (years)	5.0	5.0
Expected volatility (%)	45.8	45.6
Dividend yield (%)	-	-

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	28

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 12 - Shareholders' Equity (continued)
Restricted share units
In 2017, the Company introduced long-term RSUs. The RSUs entitle employees, consultants directors, or officers to common shares of the Company upon vesting based on vesting terms determined by the Company's Board of Directors at the time of grant. A total of 3,200,000 RSUs are reserved for issuance under the restricted share unit plan and the number of common shares issuable pursuant to all RSUs granted under this plan, together with any other compensation arrangement of the Company that provides for the issuance of common shares, shall not exceed ten percent (10%) of the issued and outstanding common shares at the grant date.
Restricted share units with performance criteria
RSUs with performance criteria cliff vest on the third anniversary of the grant date subject to achievement of performance conditions relating to the Company's total shareholder return and certain other operational milestones. The number of RSUs determined to have vested as at the evaluation date will entitle the holder to acquire for no additional consideration, between zero and one and a half common shares of the Company.
During the years ended December 31, 2024 and 2023, the change in RSUs outstanding was as follows:

Number
Balance as at December 31, 2022	1,420,000
Vested	(365,500)
Forfeited	(104,500)
Granted	562,000
Balance as at December 31, 2023	1,512,000
Vested	(225,000)
Forfeited	(225,000)
Granted	647,000
Balance as at December 31, 2024	1,709,000
The following table summarizes information about the RSUs which were outstanding at December 31, 2024:

Evaluation Date	December 31, 2023	Granted	Vested	Expired/Cancelled	December 31, 2024
December 31, 2023	450,000	-	(225,000)	(225,000)	-
December 31, 2024	500,000	-	-	-	500,000
December 31, 2025	562,000	-	-	-	562,000
December 31, 2026	-	647,000	-	-	647,000
Total	1,512,000	647,000	(225,000)	(225,000)	1,709,000
During the year ended December 31, 2024, based on the achievement of performance as evaluated by the Compensation Committee, 225,000 RSUs with an evaluation date of December 31, 2023 had vested based on preset performance criteria previously established on the grant date. Of the 225,000 RSUs vested, 164,500 RSUs were paid in common shares and the balance was settled in cash. As at December 31, 2024, the RSUs with an evaluation date of December 31, 2024 have not yet been determined to have vested or expired.
Restricted share units with no performance criteria
RSUs with no performance criteria will entitle the holder to acquire one common share of the Company for no additional consideration and will vest in three equal tranches on the first, second and third anniversaries of the date of grant.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	29

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 12 - Shareholders' Equity (continued)
The following table summarizes information about the RSUs with no performance criteria which were outstanding at December 31, 2024:

Number
Balance as at December 31, 2022 and 2023	-
Granted	182,000
Balance as at December 31, 2024	182,000
Normal Course Issuer Bid
During the year ended December 31, 2024, the Company commenced a NCIB. Under the NCIB, the Company may purchase for cancellation up to 5,000,000 common shares over a twelve-month period commencing on February 13, 2024. The NCIB expired on February 12, 2025.
During the year ended December 31, 2024, the Company repurchased and cancelled 3,520,208 common shares, pursuant to the Company's NCIB at a cost of $5,658. Subsequent to year end, the Company repurchased and cancelled 1,479,792 shares for a total cost of $2,499. The Company has repurchased and cancelled all of the 5,000,000 shares allowed under the NCIB program.

Note 13 - Revenue
During the years ended December 31, 2024 and 2023, the Company had the following sources of revenue and other income:

	For the year ended December 31,
	2024	2023
Royalty revenue*	$23,804	$20,287
Option and other property income	1,724	4,785
Interest income	1,920	1,549
Total	$27,448	$26,621
*Excludes royalty revenue generated from the Company's equity interest in SLM California (Note 6).
The Company has a number of exploration stage royalties and royalty generation properties being advanced by the Company and within partnered agreements. Many of these projects include staged or conditional payments owed to the Company payable in cash or partner equity pursuant to individual agreements. The Company may also earn conditional payments on producing royalties.
During the years ended December 31, 2024 and 2023, the Company had the following sources of royalty revenue:

	For the year ended December 31,
	2024	2023
Timok	$5,216	$8,632
Gediktepe	11,954	6,694
Leeville	4,264	3,135
Balya	1,141	968
Gold Bar South	475	270
Sisorta	196	-
Advanced royalty payments	558	588
Total	$23,804	$20,287

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	30

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 13 - Revenue (continued)
On September 12, 2023, as part of the execution of the revised Timok royalty agreement, the Company received $6,676 for royalty revenue owed since the commencement of commercial production up to June 30, 2023.
During the year ended December 31, 2024, the Company earned staged cash payments totaling $377 (2023 - $654), and total equity payments valued at $83 (2023 - $2,563) in connection with property agreements from various partners which has been included in option and other property income within revenue and other income.

Note 14 - General and Administrative Expenses
During the years ended December 31, 2024 and 2023, the Company had the following sources of general and administrative expenses:

	For the year ended December 31,
	2024	2023
Salaries, consultants, and benefits	$3,282	$2,812
Professional fees	1,355	1,126
Investor relations and shareholder information	628	832
Transfer agent and filing fees	182	199
Administrative and office	1,201	924
Travel	198	152
Stamp taxes	238	-
Total	$7,084	$6,045

Note 15 - Royalty Generation and Project Evaluation
During the year ended December 31, 2024, the Company incurred the following project and royalty generation costs, which were expensed as incurred:

	Fennoscandia	USA	Eastern Europe and Morocco	South America	Other	Technical support and project evaluation*	Total
Administration costs	$262	$203	$298	$28	$17	$112	$920
Drilling, technical, and support costs	608	2,610	458	-	96	277	4,049
Personnel	549	1,052	1,445	51	205	1,774	5,076
Property costs	597	1,763	261	598	50	-	3,269
Professional costs	141	31	275	210	53	-	710
Share-based payments	70	151	64	14	21	257	577
Travel	107	28	19	6	32	153	345
Total Expenditures	2,334	5,838	2,820	907	474	2,573	14,946
Recoveries from partners	(293)	(3,669)	-	-	-	-	(3,962)
Net Expenditures	$2,041	$2,169	$2,820	$907	$474	$2,573	$10,984

*Technical support, evaluation and due diligence related to new and existing opportunities for royalty acquisitions and strategic investments.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	31

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 15 - Royalty Generation and Project Evaluation (continued)
During the year ended December 31, 2023, the Company incurred the following project and royalty generation costs, which were expensed as incurred:

	Fennoscandia	USA**	Eastern Europe and Morocco	South America	Other	Technical support and project evaluation*	Total
Administration costs	$270	$361	$600	$1	$9	$68	$1,309
Drilling, technical, and support costs	832	5,705	409	4	257	305	7,512
Personnel	573	2,019	848	74	330	1,588	5,432
Professional costs	124	124	94	74	31	-	447
Property costs	140	2,018	56	289	68	-	2,571
Share-based payments	77	136	55	11	12	200	491
Travel	108	34	81	-	19	200	442
Total Expenditures	2,124	10,397	2,143	453	726	2,361	18,204
Recoveries from partners	(759)	(6,639)	-	-	-	-	(7,398)
Net Expenditures	$1,365	$3,758	$2,143	$453	$726	$2,361	$10,806
*Technical support, evaluation and due diligence related to new and existing opportunities for royalty acquisitions and strategic investments.
**Includes $1,527 in costs related to Scout Drilling LLC which was sold during the year ended December 31, 2023.

Note 16 - Share-based Payments
During the year ended December 31, 2024 the Company recorded aggregate share-based payments of $2,346 (2023 - $2,068) as they relate to the fair value of stock options and RSUs vested, and RSUs settled in cash during the year.
Share-based payments for the year ended December 31, 2024 were allocated to expense accounts as follows:

	General and Administrative Expenses	Royalty Generation Costs	Total
Fair value of options vested	$743	$471	$1,214
RSUs with performance criteria	986	49	1,035
RSUs with no performance criteria	40	57	97
Total	$1,769	$577	$2,346
Share-based payments for the year ended December 31, 2023 were allocated to expense accounts as follows:

	General and Administrative Expenses	Royalty Generation Costs	Total
Fair value of stock options vested	$762	$479	$1,241
RSUs with performance criteria	815	12	827
Total	$1,577	$491	$2,068

Note 17 - Other Losses
In April 2024, one of the Company's subsidiaries in Türkiye was the subject of a cyber event resulting in the loss of $2,326. The Company has launched a full investigation of the event and is pursuing recovery of its funds through all legally available means in order to mitigate the loss amount to the fullest extent possible. As at December 31, 2024, the investigation remains ongoing.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	32

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 18 - Related Party Transactions
The aggregate value of transactions and outstanding balances relating to key management personnel and directors for the year ended December 31, 2024 was as follows:

	Salary and fees	Share-based Payments	Total
Management	$955	$585	$1,540
Outside directors	686	581	1,267
Seabord Management Corp.*	236	-	236
Total	$1,877	$1,166	$3,043
*Seabord Management Corp. (“Seabord”) is a management services company partially controlled by the Chief Accounting Officer ("CAO") of the Company. Seabord provided accounting and administration staff, and office space to the Company. The CAO does not receive any direct compensation from Seabord in relation to services provided to the Company.
The aggregate value of transactions and outstanding balances relating to key management personnel and directors for the year ended December 31, 2023 was as follows:

	Salary and fees	Share-based Payments	Total
Management	$844	$526	$1,370
Outside directors	624	471	1,095
Seabord Management Corp.*	302	-	302
Total	$1,770	$997	$2,767
*Seabord is a management services company partially controlled by the CAO of the Company. Seabord provided accounting and administration staff, and office space to the Company. The CAO does not receive any direct compensation from Seabord in relation to services provided to the Company.
During the year ended December 31, 2023, the Company advanced $750 to Rawhide Acquisition Holdings ("Rawhide"), a Company which EMX had an equity interest in. Of the total amount advanced, $600 was issued as a promissory note, secured against certain mining equipment of Rawhide (the "Collateral") listed for sale. The note bears interest at 6% compounded annually and matures on the date which is three business days after the proceeds covering the full amount of the loan are received by Rawhide from the sale or disposition of the Collateral. During the year ended December 31, 2023 the Company received $500 as partial repayment of the loan receivable and wrote off the remaining balance of the loan receivable to $Nil.

Note 19 - Segmented Information
The Company’s business is organized into one single operating segment, consisting of acquiring, managing and generating royalties. The Company’s chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.
Geographic revenues from royalties, option and other property income, and interest income is determined by the location of the operations giving rise to the revenue.
For the year ended December 31, 2024, the Company had revenue and other income located geographically as follows:

	Fennoscandia	USA	Eastern Europe and Morocco	Other	Total
Royalty revenue*	$381	$4,915	$18,508	$-	$23,804
Option and other property income	246	1,396	12	70	1,724
Interest income	20	106	-	1,794	1,920
Total	$647	$6,417	$18,520	$1,864	$27,448
*Excludes royalty revenue generated from the Company's equity interest in SLM California (Note 6).

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	33

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 19 - Segmented Information (continued)
For the year ended December 31, 2023, the Company had revenue and other income located geographically as follows:

	Fennoscandia	USA	Eastern Europe and Morocco	Other	Total
Royalty revenue*	$285	$3,509	$16,493	$-	$20,287
Option and other property income	678	2,794	-	1,313	4,785
Interest income	2	112	-	1,435	1,549
Total	$965	$6,415	$16,493	$2,748	$26,621
*Excludes royalty revenue generated from the Company's equity interest in SLM California (Note 6).
As at December 31, 2024, and 2023, the Company had royalty and other property interests and property and equipment located geographically as follows:

	Fennoscandia	USA	Eastern Europe and Morocco	South America	Other	Total
Royalty and other property interests
As at December 31, 2024	$649	$4,972	$24,096	$13,060	$1,994	$44,771
As at December 31, 2023	$524	$5,611	$30,041	$9,715	$2,208	$48,099
Property and equipment
As at December 31, 2024	$127	$511	$68	$-	$-	$706
As at December 31, 2023	$161	$605	$87	$-	$-	$853

Note 20 - Risk and Capital Management: Financial Instruments
The Company considers items included in shareholders' equity as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.
As at December 31, 2024, the Company had a working capital surplus of $41,501 (December 31, 2023 - working capital deficit of $2,270). The Company has continuing royalty revenue that will vary depending on royalty ounces received and the price of minerals, and other pre-production income. The Company also receives additional cash inflows from the recovery of expenditures from project partners, sale of investments, and investment income including dividends from investments in associated entities.
The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, renegotiate terms of debt, or return capital to shareholders.
The Company is not subject to externally imposed capital requirements other than as disclosed in Note 10. There were no change in the Company's approach to capital management for the years presented.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	34

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 20 - Risk and Capital Management: Financial Instruments (continued)
Fair Value
The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
(a)Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
(b)Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.
(c)Level 3: inputs that are less observable, unobservable or where the observable data does not support the majority of the instruments' fair value.
As at December 31, 2024, there were no changes in the levels in comparison to December 31, 2023. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Investments	$2,040	$3,812	$-	$5,852
Warrants	-	182	-	182
Total	$2,040	$3,994	$-	$6,034

Liability	Level 1	Level 2	Level 3	Total
Derivative liability	$-	$425	$-	$425
Total	$-	$425	$-	$425
The carrying value of cash and cash equivalents, restricted cash, current trade receivables and other assets, accounts payable and accrued liabilities, and advances from joint venture partners, approximate their fair value because of the short-term nature of these instruments.
The Company holds warrants exercisable into common shares of public companies and has issued warrants exercisable into common shares of the Company. These warrants do not trade on an exchange and are restricted in their transfer. The fair value of the warrants was determined using the Black-Scholes pricing model using observable market information and thereby classified within Level 2 of the fair value hierarchy.
The Company's financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.
Credit Risk
Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and cash equivalents and trade receivables. This risk is minimized by holding a significant portion of the cash funds in major Canadian and US banks. The Company's exposure with respect to its trade receivables is primarily related to royalty revenue, recoverable taxes, recovery of royalty generation costs, and the sale of assets.
Interest Rate Risk
The Company monitors its exposure to interest rates and is exposed to interest rate risk because of fluctuating interest rates on cash and cash equivalents (Note 3), restricted cash and a loan payable (Note 10). The Company’s loan payable is subject to a floating interest rate. For the year ended December 31, 2024, a 1% change in nominal interest rates would not have increased or decreased the Company's finance expense by a material amount.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	35

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 20 - Risk and Capital Management: Financial Instruments (continued)
Market Risk
Market risks are the risks that change in market factors, such as publicly traded securities, will affect the value of the Company’s financial instruments. The Company manages market risks by either accepting it or mitigating it through the use of economic strategies.
The Company is exposed to fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Based on the December 31, 2024 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders' equity by approximately $603.
Liquidity Risk
Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances and evaluating options for additional resources. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis.
As at December 31, 2024, the Company held $46,789 in current assets (2023 – $35,048) and $5,288 in current liabilities (2023 - $37,318). Management continuously monitors and reviews both actual and forecasted cash flows as well as additional financing opportunities in order to settle all current liabilities.
Commodity Risk
The Company's royalty revenues are derived from royalty interests and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company's royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.
Currency Risk
Financial instruments that impact the Company’s net loss due to currency fluctuations include cash and cash equivalents, marketable securities, trade and other receivables, trade and other payables and deferred tax assets and liabilities denominated in Canadian dollars. Based on the Company’s Canadian dollar denominated monetary assets and monetary liabilities at December 31, 2024, a 10% increase (decrease) of the value of the Canadian dollar relative to the US dollar would not have a material impact on net loss.
Balances denominated in another currency other than the Canadian dollar held in foreign operations are considered immaterial.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	36

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 21 - Supplemental Disclosure with Respect to Cash Flows
Other non-cash operating activities:

	For the year ended December 31,
	2024	2023
Gain on revaluation of derivative liabilities	$(282)	$(551)
Gain on sale of subsidiaries	(432)	(734)
Loss on disposal of property and equipment	-	3
Loss on settlements and modifications, net (Notes 4 and 10)	53	314
Impairment charges (Note 7)	399	70
Realized loss on sale of investments	2,020	73
Unrealized foreign exchange (gain) loss	289	(366)
Total	$2,047	$(1,191)
Changes in non-cash working capital:

	For the year ended December 31,
	2024	2023
Trade receivables and other assets	$3,746	$4,784
Accounts payable and accrued liabilities	1,633	523
Advances from joint venture partners	(581)	(709)
Total	$4,798	$4,598
Other investing activities:

	For the year ended December 31,
	2024	2023
Option payments received	$73	$179
Loan receivable	-	(750)
Proceeds from loan repayment	-	500
Interest received on cash and cash equivalents	599	261
Purchase of property and equipment	(12)	-
Reclamation bonds	44	177
Total	$704	$367
During the years ended December 31, 2024 and 2023, the Company paid income tax of $860 and $581, respectively.

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